UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ONLINE RESOURCES CORPORATION

(Name of Subject Company)

ONLINE RESOURCES CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68273G101

(CUSIP Number of Class of Securities)

Joseph L. Cowan

President and Chief Executive Officer

Online Resources Corporation

4795 Meadow Wood Lane

Chantilly, Virginia 20151

(703) 653-3100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David M. Calhoun, Esq.

Morris, Manning & Martin, LLP

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326

(404) 233-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No.2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) by Online Resources Corporation, a Delaware corporation (“Company” or “Online Resources”), on February 8, 2013. This Schedule 14D-9 relates to the offer by Ocelot Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase all of the outstanding shares of common stock, par value $0.0001per share (the “Shares”), of the Company, at $3.85 per Share in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 7, 2013 and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is made pursuant to the Transaction Agreement, dated January 30, 2013, among ACI, Purchaser and ORCC.

Except as otherwise set forth below, the information set forth in the original Schedule 14D-9 remains unchanged and is incorporated herein by reference to the items in this Amendment. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented inserting the following exhibit thereto:

(a)(14)	Frequently Asked Questions prepared by Online Resources Corporation, dated February 20, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2013

Online Resources Corporation

By:	/s/ Joseph L. Cowan
Joseph L. Cowan
President and Chief Executive Officer